ABBVIE INC.

1 North Waukegan Road

North Chicago, Illinois 60064

October 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             AbbVie Inc. Registration Statement on Form S-4 (SEC File No. 333-249277) Originally Filed on October 2, 2020

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-249277) (the “Registration Statement”) of AbbVie Inc., a Delaware corporation (the “Registrant”), registering the offers to exchange up to $750,000,000 aggregate principal amount of Senior Floating Rate Notes due May 2021, $750,000,000 aggregate principal amount of Senior Floating Rate Notes due November 2021, $1,750,000,000 aggregate principal amount of 2.150% Senior Notes due 2021, $1,175,701,000 aggregate principal amount of 5.000% Senior Notes due 2021, $2,627,036,000 aggregate principal amount of 3.450% Senior Notes due 2022, $1,462,358,000 aggregate principal amount of 3.250% Senior Notes due 2022, $750,000,000 aggregate principal amount of Senior Floating Rate Notes due 2022, $3,000,000,000 aggregate principal amount of 2.300% Senior Notes due 2022, $244,575,000 aggregate principal amount of 2.800% Senior Notes due 2023, $945,394,000 aggregate principal amount of 3.850% Senior Notes due 2024, $3,750,000,000 aggregate principal amount of 2.600% Senior Notes due 2024, $2,890,467,000 aggregate principal amount of 3.800% Senior Notes due 2025, $4,000,000,000 aggregate principal amount of 2.950% Senior Notes due 2026, $5,500,000,000 aggregate principal amount of 3.200% Senior Notes due 2029, $1,681,354,000 aggregate principal amount of 4.550% Senior Notes due 2035, $4,000,000,000 aggregate principal amount of 4.050% Senior Notes due 2039, $389,217,000 aggregate principal amount of 4.625% Senior Notes due 2042, $1,008,583,000 aggregate principal amount of 4.850% Senior Notes due 2044, $827,096,000 aggregate principal amount of 4.750% Senior Notes due 2045, $5,750,000,000 aggregate principal amount of 4.250% Senior Notes due 2049, €539,018,000 aggregate principal amount of 0.500% Senior Notes due 2021, €433,228,000 aggregate principal amount of 1.500% Senior Notes due 2023, €603,389,000 aggregate principal amount of 1.250% Senior Notes due 2024, €427,893,000 aggregate principal amount of 2.625% Senior Notes due 2028 and €513,538,000 aggregate principal amount of 2.125% Senior Notes due 2029 (collectively, the “Exchange Notes”) for like aggregate principal amounts of Senior Floating Rate Notes due May 2021, Senior Floating Rate Notes due November 2021, 2.150% Senior Notes due 2021, 5.000% Senior Notes due 2021, 3.450% Senior Notes due 2022, 3.250% Senior Notes due 2022, Senior Floating Rate Notes due 2022, 2.300% Senior Notes due 2022, 2.800% Senior Notes due 2023, 3.850% Senior Notes due 2024, 2.600% Senior Notes due 2024, 3.800% Senior

Notes due 2025, 2.950% Senior Notes due 2026, 3.200% Senior Notes due 2029, 4.550% Senior Notes due 2035, 4.050% Senior Notes due 2039, 4.625% Senior Notes due 2042, 4.850% Senior Notes due 2044, 4.750% Senior Notes due 2045,  4.250% Senior Notes due 2049, 0.500% Senior Notes due 2021, 1.500% Senior Notes due 2023, 1.250% Senior Notes due 2024, 2.625% Senior Notes due 2028 and 2.125% Senior Notes due 2029 (collectively, the “Outstanding Notes”), respectively.

Please be advised that the Registrant is registering the exchange offers in reliance on the position of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) enunciated in: Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988); Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991); and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In addition, the Registrant hereby represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offers and, to the best of the Registrant’s information and belief, each person participating in the exchange offers will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offers. In this regard, the Registrant will make each person participating in any of the exchange offers aware, by means of the prospectus relating to the exchange offers (the “Exchange Offer Prospectus”) and the related letter of transmittal, that if such person is participating in an exchange offer for the purpose of distributing the applicable series of Exchange Notes to be acquired in an exchange offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in an exchange offer for the purpose of distributing the applicable series of Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

The Registrant represents that with respect to any broker-dealer that participates in the exchange offers with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes. The Registrant will make each person participating in an exchange offer aware (through the Exchange Offer Prospectus or the related letter of transmittal) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to an exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act, which may be the Exchange Offer Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrant will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provisions, in substantially the form set forth below:

•                  The exchange offeree does not intend to engage in a distribution of the Exchange Notes.

•                  If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Sophia Hudson of Kirkland & Ellis LLP, counsel to the Registrant, at (212) 446-4750.

Very truly yours,

AbbVie Inc.

	By:	/s/ Robert A. Michael
Name: Robert A. Michael
Title: Executive Vice President, Chief Financial Officer

cc: Sophia Hudson
Kirkland & Ellis LLP